UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Completion of Acquisition or Disposition of Assets

On March 1, 2023, Oatly, Inc., a Delaware corporation (the “Company” or “Oatly”) and its wholly owned subsidiary, Oatly US Operations & Supply Inc., completed its previously reported sale of its manufacturing facilities in Ogden, Utah (the “Ogden Facility”) and the manufacturing facilities being constructed at Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) to Ya Ya Foods USA LLC, a Delaware limited liability company (“YYF”) in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement (the “Asset Purchase Agreement”) with YYF and its parent company Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), dated December 30, 2022 (collectively, the “Transaction”).

Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed Oatly’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for Oatly, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the Transaction, the Company received an aggregate purchase price of approximately $101.4 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company (as further described below), and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden

Facility. The remaining $14.9 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $12.4 million is a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the DFW Facility.

As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to Oatly due May 1, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

The foregoing description of the Purchase Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Purchase Agreement, which Oatly previously filed as Exhibit 99.2 to its Report on Form 6-K filed with the Securities and Exchange Commission on January 3, 2023.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Report on Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the completion of the DFW Facility and the terms of the ongoing relationship between the Company and YYF, including the Co-Pack Agreement, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: failure to complete the proposed transactions on the anticipated terms and timing; conditions to the transactions, including receipt of consents, assignments and regulatory approvals, may not be satisfied; our inability to achieve anticipated synergies, economic performance, and management strategies to grow our business following the transactions; unexpected costs, liabilities, legal proceedings or delays associated with the transactions; general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms or at all; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, in our Report on Form 6-K for the period ended September 30, 2022, and the Company’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this Report on Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Report on Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: March 2, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer